Exhibit 12

HP INC. AND SUBSIDIARIES
Statements of Computation of Ratio of Earnings to Fixed Charges(1)

	For the fiscal years ended October 31
	2016	2015	2014	2013	2012
	In millions, except ratios
Earnings (loss):
Earnings (loss) before taxes	$3,761	$3,532	$3,863	$3,055	$1,927
Adjustments:
Undistributed loss (earnings) of equity method investees	—	—	(1)	—	4
Fixed charges	268	648	745	885	988
	$4,029	$4,180	$4,607	$3,940	$2,919
Fixed charges:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$219	$592	$665	$769	$865
Interest included in rent	49	56	80	116	123
Total fixed charges	$268	$648	$745	$885	$988
Ratio of earnings to fixed charges (excess of fixed charges over earnings)	15x	6.5x	6.2x	4.5x	3x

(1)
HP computed the ratio of earnings to fixed charges by dividing earnings (earnings before taxes, undistributed loss (earnings) of equity method investees, and fixed charges) by fixed charges for the periods indicated. Fixed charges include (i) interest expense on borrowings, amortization of debt discount, premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rent expense.

QuickLinks

Exhibit 12

HP INC. AND SUBSIDIARIES Statements of Computation of Ratio of Earnings to Fixed Charges(1)